Exhibit 14

Apco Argentina Inc. Code of Ethics*

Our directors, officers, and employees hold an important role in corporate governance and are empowered to ensure that the stakeholders’ interests in Apco Argentina Inc. (the “Company”) are appropriately balanced, protected, and preserved. Accordingly, this Code of Ethics (this “Code”) provides the following principles and responsibilities governing professional and ethical conduct, to which the persons subject to this Code are expected to adhere and advocate:

1.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.	Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U. S. Securities and Exchange Commission and in other public communications made by the Company.

3.	Compliance with applicable governmental laws, rules and regulations.

4.	The prompt internal reporting of Code violations to the Company’s Ethics and Compliance Officer**. The Company understands employees may be reluctant to report violations if they believe the reporting employee will be subjected to retaliation. Therefore, it is important to understand that the Company will not tolerate retaliation against any employee, director, or officer who reports a suspected violation in good faith and will maintain in confidence the identity of the reporting person to the extent appropriate.

All reports of suspected violations will be evaluated and an investigation will be conducted if the evaluation points to a potential problem. If the results of an investigation indicate that corrective action needs to be taken, the Company will determine the appropriate steps, which may include, but are not limited to discipline of employees or officers, dismissal, reporting to governmental authorities, and initiation of legal proceedings.

5.	Accountability for adherence to the Code.

Any waiver of a provision of this Code for executive officers or directors may only by made by the Company’s Board of Directors and must be promptly disclosed to the public in accordance with applicable law and Nasdaq listing standards.

*This Code is applicable to all directors, officers, and employees of the Company.

**You may contact the Company’s Ethics and Compliance Officer through the Action Line. The Action Line is one resource available to you for confidential or anonymous reporting of actual or suspected Code violations, including, but not limited to, concerns regarding questionable accounting or auditing matters, and for assistance in understanding or interpreting the Company’s policies. The Action Line is reached through a United States phone number, 1-800-324-3606.